MSH Enterprises Corp.

Balance Sheet

As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
Amazon Seller Account	1,158.35
BoA Checking- 5281	-107.26
Chase Checking (3322)	64,869.74
Michael Brown	73.81
PayPal Bank	27,631.47
Total for Bank Accounts	**$93,626.11**
Accounts Receivable	
Accounts Receivable (A/R)	5,848.00
Total for Accounts Receivable	**$5,848.00**
Other Current Assets	
Inventory	35,176.49
Payments to deposit	0.00
Uncategorized Asset	2,836.29
Total for Other Current Assets	**$38,012.78**
Total for Current Assets	**$137,486.89**
Total for Assets	**$137,486.89**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total for Accounts Payable	**$0.00**
Credit Cards	
BoA CORP CC - 7955	-$132,662.16
BoA CC - 3883	131,883.58
Total for BoA CORP CC - 7955	**-$778.58**
Chase - CC 6492	85,380.61
Chase CC -5881	8,000.00
Chase CC MSH (2756)	42,006.34
Total for Credit Cards	**$134,608.37**
Other Current Liabilities	
Florida Department of Revenue Payable	1,376.52
Loan from Owner	202,908.99
Out Of Scope Agency Payable	5.95
Pennsylvania Department of Revenue Payable	6.42
Total for Other Current Liabilities	**$204,297.88**
Total for Current Liabilities	**$338,906.25**
Total for Liabilities	**$338,906.25**

MSH Enterprises Corp.

Balance Sheet

As of Dec 31, 2025

	TOTAL
Equity	
Opening balance equity	0.00
Owner's draws	-22,000.10
Shareholder Investment	473,845.31
Retained Earnings	-579,514.38
Net Income	-73,750.19
Total for Equity	**-$201,419.36**
Total for Liabilities and Equity	**$137,486.89**